DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2309
www.dlapiper.com
Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

April 15, 2009

VIA Courier and EDGAR

Karen J. Garnett, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3010

Washington, D.C. 20549

Re:	Wells Mid-Horizon Value-Added Fund I, LLC (“Wells VAF”)
Initial Registration Statement on Form 10

Dear Ms. Garnett:

Wells VAF has filed a Form 10 to register its securities under Section 12(g) of the Securities Exchange Act of 1934. Pursuant to correspondence dated February 19, 2009 and March 12, 2009, the staff has informed Wells VAF that it would not object if Wells VAF did not file the S-X Rule 8-06 financial statements for the Park Lane Building, the Commerce Street Building and the Parkway at Oak Hill Buildings in its Form 10. Consistent with this correspondence, Wells VAF has omitted these financial statements from its Form 10. For your reference, we have attached a copy of this correspondence as Exhibit A.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2002.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt

Exhibit A

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549-5546

February 19, 2009

By U.S. Mail and facsimile 919-786-2200

Mr. Robert H. Bergdolt

DLA Piper LLP

4141 Parklake Avenue, Suite 300

Raleigh, NC 27612-2350

Re:	Wells Mid-Horizon Value-Added Fund I, LLC (“the company”) Proposed initial registration statement on Form 10

Dear Mr. Bergdolt:

In your letter dated February 5, 2009, you requested on behalf of the company that the staff waive the requirement to provide the S-X Rule 8-06 financial statements of three properties acquired during 2007 and 2008. The company acquired the Park Lane Building on January 5, 2007, Commerce Street Building on December 14, 2007, and Parkway at Oak Hill Buildings on October 15, 2008. The company plans to file a Form 10 by April 30, 2009 to register its common stock.

The staff would not object if the company did not file the S-X 8-06 financial statements for the Park Lane Building and Commerce Street Building in its Form 10, as the results of operations for them will be included in the company’s audited financial statements for at least one year. However, the staff is unable to waive the requirement to provide the S-X Rule 8-06 financial statements for the Parkway at Oak Hill Buildings. Until you file these financial statements and related pro forma information, your Form 10 will be considered deficient.

The staff’s conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant

UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549-5546

March 12, 2009

By U.S. Mail and facsimile 919-786-2200

Mr. Robert H. Bergdolt

DLA Piper LLP

4141 Parklake Avenue, Suite 300

Raleigh, NC 27612-2350

Re:	Wells Mid-Horizon Value-Added Fund I, LLC (“the company”) Proposed initial registration statement on Form 10

Dear Mr. Bergdolt:

In your letter dated March 9, 2009, which is a follow-up to your letter dated February 5, 2009 and the staff’s response letter dated February 19, 2009, you requested on behalf of the company that the staff waive the requirement to provide the S-X Rule 8-06 financial statements of one property the company acquired during 2008. The company acquired the Parkway at Oak Hill Buildings (“the Parkway property”) on October 15, 2008. The Parkway property has no operating history, as it was under development until July 2007 and has remained vacant since its completion.

The staff would not object if the company does not include S-X 8-06 financial statements for the Parkway property in its Form 10. The staff’s conclusion is based solely on the information provided in your letter. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant